BTQ TECHNOLOGIES CORP.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

Independent Auditor's Report

 To the Shareholders of BTQ Technologies Corp.:

Opinion

We have audited the consolidated financial statements of BTQ Technologies Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024 and the consolidated statements of loss and other comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss and generated negative cash flows from operating activities during the year ended December 31, 2025. As stated in Note 1, these events and conditions, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in Material uncertainty related to going concern section, we have determined that there were no key audit matters to communicate in our report.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9 (PCAOB ID#1930)	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Eduard Shvekher.

Toronto, Ontario	Chartered Professional Accountants
March 30, 2026	Licensed Public Accountants

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

BTQ TECHNOLOGIES CORP. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	December 31, 2025 $	December 31, 2024 $

Assets
Current assets
Cash	20,939,224	9,336,892
Short-term investments	57,500	-
Other receivables (Note 13)	53,354	223,109
Prepaid expenses and deposits	1,366,009	64,643
Total current assets	22,416,087	9,624,644
Non-current assets
Property and equipment	19,307	-
Investments (Note 4)	8,136,943	77,229
Investment in associate (Note 5)	3,214,662	-
Deposits	-	29,605
Total non-current assets	11,370,912	106,834
Total assets	33,786,999	9,731,478

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 13)	2,151,111	1,450,252
Deferred revenue (Note 18)	-	315,497
Due to related parties (Note 13)	25,882	27,172
Total liabilities	2,176,993	1,792,921

Shareholders' equity
Share capital (Note 8)	87,804,670	45,553,931
Options reserve (Notes 9)	2,268,450	1,890,026
Warrants reserve (Note 10)	1,843,488	498,876
RSUs reserve (Note 11)	4,150,202	640,813
PSUs reserve (Note 12)	744,158	-
Shares to be issued (Note 8)	50,000	-
Deficit	(65,250,962)	(40,645,089)
Total shareholders' equity	31,610,006	7,938,557
Total liabilities and shareholders' equity	33,786,999	9,731,478

Going concern (Note 1)

Commitment (Note 22)

Subsequent events (Note 23)

Approved and authorized for issuance on behalf of the Board on March 30, 2026:

"Olivier Roussy Newton"	Director	"Lionel de Saint-Exupery"	Director

(The accompanying notes are an integral part of these consolidated financial statements)

BTQ TECHNOLOGIES CORP. Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian dollars)

	Year ended December 31, 2025 $	Year ended December 31, 2024 $

Revenue (Note 19)	315,497	666,667

Expenses

Business development, marketing, and promotion	3,097,676	779,967
Consulting fees (Note 13)	869,128	216,352
Depreciation	2,030	86,880
General and administrative (Note 20)	1,102,895	756,017
Professional fees (Note 13)	2,927,556	1,089,994
Research and development (Note 13)	5,601,755	2,732,496
Share-based compensation (Notes 9, 11, and 12)	10,592,252	1,063
Transfer agent, filing, and listing fees	958,417	139,377
Wages and benefits (Note 13)	210,891	575,532
Total expenses	25,362,600	6,377,678
Loss before other income (expense)	(25,047,103)	(5,711,011)

Other income (expense)

Collaboration income (Note 19)	-	108,913
Foreign exchange loss	(95,229)	(62,650)
Impairment of intangible asset (Note 6)	-	(275,782)
Impairment of property and equipment	-	(52,002)
Interest income	263,231	17,876
Interest expense (Note 7)	-	(54,663)
Loss on sale of property and equipment	-	(25,099)
Share of loss of equity accounted investee (Note 5)	(48,859)	-
Unrealized gain on investments (Note 4)	322,087	-
Total other income (expense)	441,230	(343,407)
Loss before income taxes	(24,605,873)	(6,054,418)
Income tax provision (Note 21)	-	(22,318)
Net loss and comprehensive loss for the year	(24,605,873)	(6,076,736)
Loss per share, basic and diluted	(0.18)	(0.05)
Weighted average number of common shares outstanding	135,616,093	124,241,167

(The accompanying notes are an integral part of these consolidated financial statements)

BTQ TECHNOLOGIES CORP. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars)

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	PSUs reserve $	Shares to be issued $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $

Balance, December 31, 2024	131,833,688	45,553,931	1,890,026	498,876	640,813	-	-	(40,645,089)	7,938,557
Shares issued for cash	5,555,555	39,999,996	-	-	-	-	-	-	39,999,996
Share issuance costs	-	(4,397,257)	-	1,357,406	-	-	-	-	(3,039,851)
Shares issued for options exercised	1,581,250	1,262,981	(604,231)	-	-	-	-	-	658,750
Shares issued for warrants exercised	40,437	28,969	-	(12,794)	-	-	-	-	16,175
Shares issued for vested RSUs	1,390,000	5,356,050	-	-	(5,356,050)	-	-	-	-
Proceeds received for options exercise	-	-	-	-	-	-	50,000	-	50,000
Share-based compensation	-	-	982,655	-	8,865,439	744,158	-	-	10,592,252
Net loss for the year	-	-	-	-	-	-	-	(24,605,873)	(24,605,873)
Balance, December 31, 2025	140,400,930	87,804,670	2,268,450	1,843,488	4,150,202	744,158	50,000	(65,250,962)	31,610,006

(The accompanying notes are an integral part of these consolidated financial statements)

BTQ TECHNOLOGIES CORP. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars)

	Share capital		Equity portion of convertible debt reserve $	Options reserve $	Warrants reserve $	RSUs reserve $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $

Balance, December 31, 2023	123,193,879	34,317,779	-	2,018,686	67,386	1,217,252	(34,568,353)	3,052,750
Shares issued for cash	3,355,704	10,000,000	-	-	-	-	-	10,000,000
Share issuance costs	-	(1,331,119)	-	-	470,286	-	-	(860,833)
Equity portion of convertible debt	-	-	427,483	-	-	-	-	427,483
Shares issued for options exercised	560,000	433,662	-	(209,662)	-	-	-	224,000
Shares issued for warrants exercised	134,105	92,437	-	-	(38,796)	-	-	53,641
Shares issued for vested RSUs	840,000	496,500	-	-	-	(496,500)	-	-
Shares issued for the conversion of convertible debt	3,750,000	1,544,672	(427,483)	-	-	-	-	1,117,189
Share-based compensation	-	-	-	81,002	-	(79,939)	-	1,063
Net loss for the year	-	-	-	-	-	-	(6,076,736)	(6,076,736)
Balance, December 31, 2024	131,833,688	45,553,931	-	1,890,026	498,876	640,813	(40,645,089)	7,938,557

(The accompanying notes are an integral part of these consolidated financial statements)

BTQ TECHNOLOGIES CORP. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

	Year ended December 31, 2025 $	Year ended December 31, 2024 $

Operating activities
Net loss for the year	(24,605,873)	(6,076,736)
Items not involving cash:
Depreciation	2,030	86,880
Foreign exchange translation loss (gain)	(1,290)	5,787
Gain from termination of lease	-	(2,783)
Impairment of intangible assets	-	275,782
Impairment of property and equipment	-	52,002
Interest expense	-	54,663
Loss on disposal of property and equipment	-	25,099
Share-based compensation	10,592,252	1,063
Share of loss of equity accounted investee	48,859	-
Unrealized gain on investments	(322,087)	-
Changes in non-cash operating working capital:
Other receivables	169,755	(102,540)
Prepaid expenses and deposits	(1,277,512)	144,174
Accounts payable and accrued liabilities	700,859	525,543
Deferred revenue	(315,497)	315,497
Net cash used in operating activities	(15,008,504)	(4,695,569)
Investing activities
Acquisition of short-term investments	(57,500)	-
Redemption of short-term investments	-	577,875
Acquisition of investments	(7,737,627)	-
Acquisition of investment in associate	(3,263,521)	-
Acquisition of intangible asset	-	(275,782)
Acquisition of property and equipment	(21,337)	-
Proceeds from disposal of property and equipment	-	10,946
Proceeds from deposits	5,751	17,037
Net cash provided by (used in) investing activities	(11,074,234)	330,076
Financing activities
Proceeds from convertible debt	-	1,500,000
Repayment of lease obligation	-	(76,446)
Proceeds from issuance of shares / shares to be issued	40,724,921	10,277,641
Share issuance costs	(3,039,851)	(860,833)
Net cash provided by financing activities	37,685,070	10,840,362
Increase in cash	11,602,332	6,474,869
Cash, beginning of year	9,336,892	2,862,023
Cash, end of year	20,939,224	9,336,892

Supplemental cash flow information (Note 14)

(The accompanying notes are an integral part of these consolidated financial statements)

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

1. CORPORATE INFORMATION AND GOING CONCERN

BTQ Technologies Corp. (formerly Sonora Gold & Silver Corp.) ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, Canada, V7Y 1B3. The Company's common shares trade on both Cboe Canada and Nasdaq under the ticker symbol "BTQ".

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2025, the Company has a net loss and negative cash flow from operations. As at December 31, 2025, the Company has an accumulated deficit of $65,250,962. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") on a going concern basis.

Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities, which are measured at fair value, as specified by IFRS for each type of asset, liability, income, and expense as set out in the accounting policies below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, BTQ Technologies Australia Pty Ltd., a company incorporated in Australia, and BTQ Technologies (USA) Ltd. a company incorporation in the State of Delaware, U.S.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Functional Currency and Presentation Currency

The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the presentation currency of these consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates, and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues, and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Significant estimates and judgments exercised by management in applying the Company's accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

Fair values of stock options

Fair values of stock options are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company's stock options and performance warrants.

Deferred income taxes

The determination of income tax expense and the composition of deferred income tax assets and liabilities involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred income tax assets and liabilities, and interpretations of tax laws. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these interpretations, judgments, and estimates may materially affect the final amount of current and deferred income tax provisions, deferred income tax assets and liabilities, and results of operations.

Going concern presentation

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Use of Estimates and Judgments (continued)

Judgment of significant influence over an investment

Where the Company holds less than 20% of voting rights in an investment, but the Company has the power to exercise significant influence, such an investment is treated as an associate. The determination of whether the Company has significant influence over an investee requires the application of significant judgment. In making this assessment, management considers all relevant facts and circumstances, including ownership interest, governance arrangements, contractual rights, and the Company's ability to participate in financial and operating policy decisions.

Impairment of investment in associate

The Company reviews and assesses the carrying amount of investment in associates for indicators of impairment when facts or circumstances suggest that the carrying amount is not recoverable. Determination of carrying amount is subject to estimates and assumptions about the underlying data. Changes to these estimates may affect value of investment and the impairment recognized.

Impairment of non-current assets

The Company evaluates the recoverability of non-current assets, including property and equipment, right of use assets, and definite life intangible assets, whether events or changes in circumstances indicate that the carrying value of the asset, or asset group, may not be recoverable. When the Company determines that the carrying value of the long-lived asset may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimate of future discounted. If the carrying value of an asset exceeds its estimated recoverable amount, an impairment loss is recorded for the excess of the asset's carrying value over its recoverable amount. Management judgment is required in the determination of indicators of impairment.

Convertible debt

Convertible debt are financial instruments which contain a separate financial liability and equity instrument. The identification of such components embedded within a convertible debt requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine the values attributed to each component of a transaction at the time of their issuance. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance, are readily convertible to known amounts of cash, and which are subject to insignificant risk of changes in value to be cash equivalents.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Property and Equipment

The Company depreciates the cost of property and equipment over their estimated useful lives using the declining balance basis at the following rates:

Computer equipment	55%
Furniture and equipment	20%

Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each reporting date. Subsequent expenditure relating to an item of property and equipment is capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of operations and comprehensive loss.

Impairment of Non-Current Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices, and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount through an impairment charge to the consolidated statement of operations and comprehensive loss.

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. When an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion and amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the consolidated statement of operations and comprehensive loss.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company's and its subsidiaries' functional currency is the Canadian dollar.

Transactions denominated in currencies other than the functional currency are translated using the exchange rate in effect on the transaction date or at the annual average rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange in effect at the consolidated statements of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in the consolidated statement of operations and comprehensive loss.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the consolidated statement of operations and comprehensive loss.

Fair value estimates are made at the statement of financial position date based on relevant market information and information about the financial instrument. All financial instruments are classified into either: fair value through profit or loss (“FVTPL”) or amortized cost.

The Company has made the following classifications:

Cash	Amortized cost
Short-term investments	Amortized cost
Other receivables (excluding GST)	Amortized cost
Deposits	FVTPL
Investments	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost

Financial assets

IFRS 9 – Financial Instruments (“IFRS 9”) establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). The Company determines the classification of the financial assets at initial recognition. The basis of classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. Subsequent to initial recognition, financial assets are measured at amortized cost using the effective interest method, less any impairment.

Financial assets at amortized cost

Financial assets are measured at amortized cost if they are not designated at FVTPL, and the following conditions are met:

  are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and selling financial assets; and, the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at FVTOCI

Financial assets are measured at fair value through other comprehensive income only if they not designated at FVTPL, and the following conditions are met:

  it has been held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and, the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial Instruments (continued)

Financial assets (continued)

Financial assets at FVTOCI (continued)

Interest income is calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statement of operations and comprehensive loss. All other changes in the carrying amount of financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to the consolidated statement of operations and comprehensive loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

Financial assets at FVTPL

Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statement of operations and comprehensive loss.

Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been decreased.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are offset against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of operations and comprehensive loss. Loss allowances are based on the lifetime expected credit losses that result from all possible default events over the expected life of the trade receivable, using the simplified approach.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of operations and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized as the proceeds received, net of direct issue costs.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial Instruments (continued)

Financial liabilities and equity instruments (continued)

Other financial liabilities

Other financial liabilities (including loans and borrowings and trade payables and other liabilities) are initially measured at fair value, net of transaction costs. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Revenue Recognition

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue is recognized when or as the associated performance obligations are delivered and based on the expected consideration to be received. The Company generates revenues from licensing the right to use the Company's intellectual property. The fees that are outlined in an agreement are recognized when the Company's obligations have been performed. For licenses with multiple performance obligations, the Company will identify specific distinct goods and services and will recognize revenue when the performance obligations for each distinct good or service has been performed.

The Company also analyzes its collaboration arrangements to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. The Company assesses whether there are any elements of the collaboration that are more reflective of a vendor-customer relationship and is therefore within the scope of IFRS 15. For these elements of the arrangement that are accounted for pursuant to IFRS 15, the Company applies the five-step model above. The collaboration arrangements entered into during the years ended December 31, 2025 and 2024 did not meet the scope of IFRS 15. Refer to Note 19.

IFRS 11 characterizes a joint arrangement as parties that are bound by a contractual arrangement, and that the contractual arrangement gives two or more of those parties joint control over the arrangement. The Company assessed all of the collaboration agreements entered into during the years ended December 31, 2025 and 2024, and determined that none of the collaboration agreements met the characteristics of a joint arrangement due to the absence of joint control.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Research and Development Costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the consolidated statement of operations and comprehensive loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statements of operations and comprehensive loss as incurred.

Share-based Compensation

The grant date fair value of equity-based payment awards granted to employees is generally recognized as share-based compensation expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value is recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are satisfied with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. When the options are exercised, any proceeds received are credited to share capital along with the amount reflected in share-based payment reserve.

Convertible Debentures

Convertible debentures are financial instruments which in accordance to IAS 32 contain a separate financial liability and equity instrument or derivative liability. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. The debt component is measured at fair value on the initial recognition using a market interest rate and the residual value assigned to the equity conversion feature. Subsequent to initial recognition, the equity conversion feature is not re-measured while the debt components are accreted to the face value of the convertible debenture using the effective interest rate through periodic charges to finance expense over the term of the convertible debenture. When the convertible debenture converted to shares under original terms of the convertible debenture, the carrying amount of the debt component is derecognized and recorded as share capital in the consolidated statement of changes in shareholders’ equity.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associate is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately. The consolidated statement of operations and comprehensive loss reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of the Company’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the consolidated statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate. The aggregate of the Company’s share of operating results of an associate is shown on the face of the consolidated statement of operations and comprehensive loss and represents net income or loss after tax and non-controlling interests in the subsidiaries of the associate. The consolidated financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statement of operations and comprehensive loss.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statement of operations and comprehensive loss.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The dilutive effect of convertible securities is reflected in the diluted loss per share by application of the "if converted" method. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options, share purchase warrants, and restricted share units is considered to be anti-dilutive. As at December 31, 2025, the Company has 7,020,223 (2024 - 6,886,616) potentially dilutive shares outstanding.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Income Taxes

Tax expense recognized in the consolidated statements of operations and comprehensive loss comprises the sum of current and deferred income taxes not recognized in other comprehensive income or directly in equity.

i) Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

ii) Deferred income tax

Deferred income tax is recognized using the liability method on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss and that at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Changes in deferred income tax assets or liabilities are recognized as a component of tax income or expense in the consolidated statement of operations and comprehensive loss except where they related to items that are recognized in other comprehensive income or directly in equity, in which case, related deferred tax is also recognized in other comprehensive income or equity, respectively.

Deferred income tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Recent Accounting Pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the consolidated statement of earnings (loss), required disclosures in the consolidated financial statements for certain earnings or loss performance measures that are reported outside an entity’s consolidated financial statements and enhanced principles on aggregation and disaggregation which apply to the primary consolidated financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Recent Accounting Pronouncements (continued)

Amendments to the Classification and Measurement of Financial Instruments (“Amendments to IFRS 9 and IFRS 7”)

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environment, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 is effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

4. INVESTMENTS

$

Balance, December 31, 2023 and 2024	77,229

Additions	7,737,627
Unrealized gain	322,087

Balance, December 31, 2025	8,136,943

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation ("Holonym"), which is a public benefit corporation. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc. The investment is not traded in an active market.

On November 18, 2025, BTQ Technologies Corp. invested $960,821 (KRW1,000,320,000) in the form of a SAFE into Genesis Quantum Inc. The investment is not traded in an active market.

The Company estimated the fair value of these SAFE investments and concluded that the carrying value approximates the fair value of the investments as at December 31, 2025 and 2024.

On December 15, 2025, the Company entered into an agreement in which it acquired 452,058 common shares of ICTK Co., Ltd., a publicly traded company in South Korea for $6,776,806. As at December 31, 2025, the fair market value of the investment was $7,098,893, resulting in an unrealized gain of $322,087 for the year ended December 31, 2025. The investment has a lock up period of two years.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

5. INVESTMENT IN ASSOCIATE

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement with QPerfect SA ("QPerfect"), wherein the Company acquired 217,865 QPerfect ordinary shares for $3,263,521 (€2,000,000).

The Company holds a 15.29% interest in QPerfect over which the Company has determined that it holds significant influence as:

•	the Company appointed a director to the Board of Directors and the director has the ability to veto or approve a number of management decisions.

Accordingly, the investment is accounted for using the equity method.

$

Balance, December 31, 2023 and 2024	-

Addition	3,263,521
Share of net loss	(48,859)

Balance, December 31, 2025	3,214,662

6. INTANGIBLE ASSETS

On July 23, 2024, the Company entered into an agreement to purchase the intellectual property relating to four US patent applications for $275,782. As at December 31, 2024, the Company recognized an impairment of $275,782 due to the uncertainty of future cash flows.

7. CONVERTIBLE DEBT

On September 9, 2024, the Company issued convertible debt for proceeds of $1,000,000. The convertible debt is non-interest bearing and due on September 9, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share. The present value of the liability component of the convertible debt at issuance was $694,445, using a discount rate of 20%, which is the estimated interest rate the Company would pay on a similar debt instrument without a conversion option. The residual value of $305,555 was allocated to the equity component. The discount on the convertible debt totaling $305,555 is amortized over the term of the convertible loans using the effective interest rate method. During the year ended December 31, 2024, the Company recorded accretion of $37,905 which is included in interest expense. On December 24, 2024, the debt was converted into common shares, refer to Note 8.

On November 8, 2024, the Company entered into a convertible debt agreement for proceeds of $500,000. The convertible debt is non-interest bearing and due on November 14, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share. The present value of the liability component of the convertible debt at issuance was $378,072, using a discount rate of 15%, which is the estimated interest rate the Company would pay on a similar debt instrument without a conversion option. The residual value of $121,928 was allocated to the equity component. The discount on the convertible debt totaling $121,928 is amortized over the term of the convertible loans using the effective interest rate method. During the year ended December 31, 2024, the Company recorded accretion of $6,768 which is included in interest expense. On December 24, 2024, the debt was converted into common shares, refer to Note 8.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

8. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Share transactions during the year ended December 31, 2025:

  During the year ended December 31, 2025, the Company issued 1,581,250 common shares for proceeds of $658,750 pursuant to the exercise of stock options. The fair value of stock options exercised of $604,231 was transferred from options reserve to share capital.

  During the year end December 31, 2025, the Company issued 40,437 common shares for proceeds of $16,175 pursuant to the exercise of warrants. The fair value of warrants exercised of $12,794 was transferred from warrants reserve to share capital.

  During the year ended December 31, 2025, the Company issued 1,390,000 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $5,356,050 for the vested RSUs was transferred from RSUs reserve to share capital.

  On July 11, 2025, the Company issued 5,555,555 common shares at $7.20 per share for gross proceeds of $39,999,996. In connection with the financing, the Company incurred share issuance costs of $3,039,851 and issued 138,888 finders' warrants exercisable at $12.60 per common share expiring on July 11, 2030. The fair value of the finders' warrants was determined to be $1,357,406 which was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 195%, expected life of 5 years, no dividends, and a risk-free rate of 3.06%.

  As at December 31, 2025, the Company has received proceeds of $50,000 for the exercise of stock options. Refer to Note 23(d).

Share transactions during the year ended December 31, 2024:

  During the year ended December 31, 2024, the Company issued 560,000 common shares for proceeds of $224,000 pursuant to the exercise of stock options. The fair value of stock options exercised of $209,662 was transferred from options reserve to share capital.

  During the year end December 31, 2024, the Company issued 134,105 common shares for proceeds of $53,641 pursuant to the exercise of warrants. The fair value of warrants exercised of $38,796 was transferred from warrants reserve to share capital.

  During the year ended December 31, 2024, the Company issued 840,000 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $496,500 for the vested RSUs was transferred from RSUs reserve to share capital.

  On December 19, 2024, the Company issued 3,355,704 common shares at $2.98 per share for gross proceeds of $10,000,000. In connection with the financing, the Company incurred share issuance costs of $860,833 and issued 167,785 finders' warrants exercisable at $4.09 per common share expiring on December 19, 2029. The fair value of the finders' warrants was determined to be $470,286 which was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 206%, expected life of 5 years, no dividends, and a risk-free rate of 3.11%.

  On December 24, 2024, the Company issued 3,750,000 common shares pursuant to the conversion of the convertible debt (see Note 7). The carrying value of the convertible debt at the date of conversion was $1,117,189. The equity component of the convertible debt of $427,483 was transferred to share capital upon conversion.

Escrowed shares

On completion of the acquisition of BTQ AG on February 17, 2023, certain principals of the Company entered into a NP 46-201 Escrow Agreement with the NEO Exchange and Computershare Trust Company of Canada, as escrow agent, in respect of 45,250,000 common shares. Under the terms of the Escrow Agreement, 25% of such escrowed securities were released upon closing (February 17, 2023) with subsequent 25% releases occurring 6, 12, and 18 months from closing.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

8. SHARE CAPITAL (continued)

These escrow shares were released as follows:

Date of automatic timed release	Amount of escrow shares released

On the date that the Company's common shares were listed on the NEO, February 17, 2023	1/4 of the escrowed shares
6 months after the listing date (August 17, 2023)	1/4 of the escrowed shares
12 months after the listing date (February 17, 2024)	1/4 of the escrowed shares
18 months after the listing date (August 17, 2024)	The remainder of the escrowed shares

As at December 31, 2025, the Company has nil (2024 - 20,362,500) common shares held in escrow.

9. STOCK OPTIONS

The Company has a stock option plan (the "Plan") for directors, officers, employees, and consultants of the Company. Stock options are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be issuable under the Plan cannot exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

The following table summarizes the continuity of the Company's stock options:

	Number of stock options	Weighted average exercise price $

Outstanding, December 31, 2023	7,770,000	0.41
Granted	1,325,000	0.42
Exercised	(560,000)	0.40
Expired	(740,000)	0.40
Forfeited	(3,120,000)	0.42
Outstanding, December 31, 2024	4,675,000	0.42
Granted	150,000	5.72
Exercised	(1,581,250)	0.42
Expired	(725,000)	0.40
Forfeited	(15,000)	0.40
Outstanding, December 31, 2025	2,503,750	0.75
Exercisable, December 31, 2025	558,750	1.51

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

9. STOCK OPTIONS (continued)

Additional information regarding stock options outstanding as at December 31, 2025, is as follows:

	Outstanding			Exercisable
Range of exercise prices $	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of stock options	Weighted average exercise price $

0.27	300,000	1.9	0.27	75,000	0.27
0.35	75,000	1.8	0.35	-	-
0.40 to 0.45	1,518,750	2.2	0.41	266,250	0.40
0.485 to 0.50	250,000	3.2	0.49	25,000	0.49
0.64 to 0.65	160,000	2.0	0.64	80,000	0.64
1.51	50,000	4.0	1.51	12,500	1.51
4.48	50,000	4.1	4.48	-	-
6.34	100,000	1.6	6.34	100,000	6.34
	2,503,750	2.3	0.75	558,750	1.51

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	2025	2024

Risk-free interest rate	2.77%	3.17%
Expected life (in years)	3.0	4.5
Expected volatility	210%	203%

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $982,655 (2024 - $81,002). The weighted average fair value of the stock options granted during the year ended December 31, 2025 was $5.11 (2024 - $0.42) per option. The weighted average fair value of shares at the time of the stock option exercises during the year ended December 31, 2025 was $9.61 (2024 - $1.84) per common share.

10. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $

Balance, December 31, 2023	232,936	0.40
Issued	167,785	4.09
Exercised	(134,105)	0.40
Balance, December 31, 2024	266,616	2.72
Issued	138,888	12.60
Exercised	(40,437)	0.40
Expired	(58,394)	0.40
Balance, December 31, 2025	306,673	7.94

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

10. SHARE PURCHASE WARRANTS (continued)

As at December 31, 2025, the following share purchase warrants were outstanding and exercisable:

Number of warrants outstanding	Exercise price $	Expiry date

167,785	4.09	December 19, 2029
138,888	12.60	July 11, 2030

306,673

11. RESTRICTED SHARE UNITS

A summary of the changes in restricted share units ("RSUs") is presented below:

Number of RSUs

Balance, December 31, 2023	1,985,000
Issued	800,000
Settlement	(840,000)
Balance, December 31, 2024	1,945,000
Issued	2,854,800
Settlement	(1,390,000)
Balance, December 31, 2025	3,409,800
Unvested	2,247,500
Vested, December 31, 2025	1,162,300

During the year ended December 31, 2025, 2,854,800 RSUs (2024 - 800,000) were granted. The weighted average grant date fair value for RSUs granted during the year end December 31, 2025 was $6.33 per RSU (2024 - $0.75). During the year ended December 31, 2025, the Company recognized share-based compensation expense (recovery) of $8,865,439 (2024 - $(79,939)) with a corresponding increase (2024 - decrease) to RSU reserve and $5,356,050 (2024 - $496,500) was transferred to share capital upon the settlement of 1,390,000 (2024 - 840,000) RSUs.

12. PERFORMANCE SHARE UNITS

A summary of the changes in performance share units ("PSUs") is presented below:

Number of PSUs

Balance, December 31, 2023 and 2024	-
Issued	800,000
Balance, December 31, 2025	800,000
Unvested	800,000
Vested, December 31, 2025	-

During the year ended December 31, 2025, 800,000 PSUs (2024 - nil) were granted. The weighted average grant date fair value for PSUs granted during the year end December 31, 2025 was $9.30 per RSU (2024 - $nil). During the year ended December 31, 2025, the Company recognized share-based compensation expense of $744,158 (2024 - $nil) with a corresponding increase to PSU reserve.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

13. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Related party transaction during the years ended December 31, 2025 and 2024 were comprised of the following:

	2025 $	2024 $

Consulting fees	-	24,278
Professional fees	84,000	84,000
Research and development	112,792	249,842
Share-based compensation	109,892	28,905
Wages and benefits	115,459	282,623
	422,143	669,648

As at December 31, 2025, the Company owed $132,170 (2024 - $124,247) to the CEO of the Company, of which $106,288 (2024 - $97,075) is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company was owed $nil (2024 - $137,369) from the former Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at December 31, 2025, the Company owed $nil (2024 - $7,350) to a firm where the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company owed $26,534 (2024 - $nil) to a director of the Company, which is included in accounts payable and accrued liabilities.

As at December 31, 2025, the Company has prepaid research and development expenses of $203,970 (2024 - $nil) to its investment in associate.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2025 $	2024 $

Non-cash investing and financing activities:
Right-of-use asset and corresponding lease obligation	-	179,170
Carrying value of convertible debt recorded in share capital upon conversion	-	1,544,672
Equity portion of convertible debt transferred from reserve to share capital upon conversion	-	427,483
Fair value of RSUs converted to shares transferred from RSUs reserve to share capital	5,356,050	496,500
Fair value of stock options exercised transferred from options reserve to share capital	604,231	209,662
Fair value of warrants exercised transferred from warrants reserve to share capital	12,794	38,796
Finders' warrants issued pursuant to private placement	1,357,406	470,286

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a) Fair Values (continued)

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at December 31, 2025 and 2024 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $

Investments	7,098,893	-	1,038,050	8,136,943

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2024 $

Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, short-term investments, other receivables (except GST), accounts payable and accrued liabilities, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at December 31, 2025 and 2024. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at December 31, 2025 and 2024.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(c) Foreign Exchange Rate Risk (continued)

2025	TWD	KRW	US$

Cash	43,511	-	218,798
Investments	-	7,472,518,740	-
Accounts payable and accrued liabilities	(185,400)	-	(782,639)
Total foreign currency financial assets and liabilities	(141,889)	7,472,518,740	(563,841)
Impact of a 10% strengthening or weakening of foreign exchange rate	(14,189)	747,251,874	(56,384)

2024	TWD	US$

Cash	82,993	(1,249)
Other receivables (except GST)	-	106,489
Accounts payable and accrued liabilities	(6,337,488)	(237,069)
Total foreign currency financial assets and liabilities	(6,254,495)	(131,829)
Impact of a 10% strengthening or weakening of foreign exchange rate	(625,450)	(13,183)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at December 31, 2025, and 2024:

2025	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	2,151,111	2,151,111	-
Due to related parties	25,882	25,882	-
Total	2,176,993	2,176,993	-

2024	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	1,450,252	1,450,252	-
Due to related parties	27,172	27,172	-
Total	1,477,424	1,477,424	-

(f) Price Risk

The Company is exposed to price risk with respect to investment in public entities. The Company is subject to risks associated with fluctuations in the market price of such investments.

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

16. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, options reserve, warrant reserve, and RSUs reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2024.

17. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company’s head office is in Canada and operations are in Canada, Taiwan, Australia, and the United States. Geographic information for non-current assets other than financial instruments is as follows:

2025	Canada $	Australia $	Total $

Non-current assets
Property and equipment	4,269	15,038	19,307
Revenue	315,497	-	315,497

2024	Canada $	Australia $	Total $
Non-current assets
Deposits	18,902	10,703	29,605
Revenue	666,667	-	666,667

18. REVENUE

During the year ended December 31, 2025, the Company earned license revenue of $315,497 (2024 - $666,667) from a company controlled by the former COO. As at December 31, 2025, the Company has deferred revenue of $nil (2024 - $315,497). A breakdown of the revenue is presented below:

	2025 $	2024 $

Major goods/service lines
Software license	315,497	666,667
Timing of revenue recognition
Software license transferred over time	315,497	666,667

19. COLLABORATION INCOME

On May 1, 2023 and November 1, 2023, the Company entered into research and collaboration agreements with a third party. The Company agreed to conduct a research program and was responsible for the engagement of the researchers and contractors while the other party provided funding. The two parties jointly own the rights of the intellectual property resulting from the research program. During the year ended December 31, 2025, the Company recorded collaboration income of $nil (2024 - $108,913).

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

20. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the years ended December 31, 2025 and 2024:

	2025 $	2024 $

Insurance	225,848	62,970
IT and communications	201,337	119,795
Office and miscellaneous	233,544	118,392
Rent	333,195	161,293
Travel	108,971	232,193
VAT	-	61,374
	1,102,895	756,017

21. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024:

	2025 $	2024 $

Net loss before income taxes	(24,605,873)	(6,054,418)
Statutory tax rate	27%	27%
Expected income tax recovery	(6,643,586)	(1,634,693)
Tax effect of:
Permanent differences and other	257,585	29,503
Difference due to tax rate of foreign jurisdiction	135,038	504,207
Foreign exchange rate impact on temporary differences	37,493	(53,385)
Financing fees	(820,760)	(232,425)
True up of prior year difference	(11,415)	-
Change in unrecognized deferred income tax assets	7,045,645	1,409,111
Income tax provision	-	22,318

The significant components of deferred income tax assets and liabilities are as follows:

	2025 $	2024 $

Deferred income tax assets (liability)
Non-capital losses carried forward	9,534,795	3,057,355
Intangible asset	74,461	74,461
Investments	(36,886)	-
Share issuance costs	806,125	201,034
Total gross deferred income tax assets	10,378,495	3,332,850
Total unrecognized deductible deferred income tax assets	(10,378,495)	(3,332,850)
Net deferred income tax asset	-	-

BTQ TECHNOLOGIES CORP. Notes to the Consolidated Financial Statements Years Ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

21. INCOME TAXES (continued)

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. As at December 31, 2024 and 2023, the Company has not recognized the benefit of the following deductible temporary differences:

	Expiry	2025 $	Expiry	2024 $

Non-capital losses - Canadian	2043 to 2045	29,385,675	2043 to 2044	6,425,696
Non-capital losses - foreign	No expiry	11,922,094	No expiry	10,574,273
Share issuance costs	2026 to 2029	2,985,649	2025 to 2028	744,570
		44,293,418		17,744,539

The Group's current tax provision of $nil (2024 - $22,318) relates to management's assessment of the amount of tax payable on open tax positions where the liabilities remain to be agreed upon with foreign tax authorities. Uncertain tax items for which a provision of $nil (2024 - $22,318) is made, relate principally to the interpretation of tax legislation regarding arrangements entered into by the Group.

22. COMMITMENTS

As at December 31, 2025, the Company has the following contractual commitments for research and development and premises lease obligations:

US$

2026	6,407,350
2027	3,824,108
2028	2,984,467
2029	1,620,232
2030	256,214

23. SUBSEQUENT EVENTS

(a) Subsequent to December 31, 2025, the Company granted 1,582,000 RSUs to employees, consultants, and a director.

(b) On January 16, 2026, the Company granted 850,000 PSUs to consultants.

(c) On January 16, 2026, the Company granted 600,000 stock options exercisable at $7.85 per common share expiring on January 16, 2031 to a director and consultants.

(d) Subsequent to December 31, 2025, the Company issued 227,500 common shares for proceeds of $93,125 pursuant to the exercise of stock options of which $50,000 was received as at December 31, 2025.

(e) Subsequent to December 31, 2025, the Company issued 557,500 common shares pursuant to the settlement of RSUs.

(f) Subsequent to December 31, 2025, the Company issued 125,000 common shares pursuant to the settlement of PSUs.